LASER PHOTONICS CORPORATION
1101 N. Keller Road, Suite G
Orlando, FL 32810

August 1, 2022

Via Edgar Correspondence
Thomas Jones, Esq.
Staff Attorney
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Laser Photonics Corporation Amendment No. 9 to Registration Statement on Form S-1 Filed July 18, 2022 File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 27, 2022, with respect to Amendment No. 9 to the registration statement on Form S-1 (File No. 333-261129) that was originally confidentially submitted to the Commission on July 28, 2021 and amended on September 29, 2021, December 23, 2021, January 19, 2021, February 7, 2022, February 23, 2022, March 2, 2022, March 13, 2022, April 29, 2022, June 21, 2022 and July18, 2022 (the “Registration Statement”). This letter is being submitted together with the filing of Amendment No. 10 to the Registration Statement (“Amendment No. 10”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter that are bolded and italicized.

 Liquidity and Capital Resources, page 43

1.
Please clarify the reference in the penultimate paragraph on page 43 to "Since we expect gross profits of approximately $1.0 million for the year ending December 31, 2022" in view of your disclosure on page 40 and elsewhere of your gross profits of $913,496 for the three months ended March 31, 2022. If you expect gross profits of approximately $1 million for the year ended December 31, 2022, please discuss this trend and its impact on your operations and liquidity.

Response: The term “gross profits” in the quoted language should be “net income”. We have corrected the language.

December 31, 2021 Audited Financial Statements--Statements of Cash Flows, page F-6

2.
We note your response to prior comment 12 and have the following comments:

●
As you have restated your previously issued statements of cash flows over multiple amendments to reflect the correction of material errors, revise the face of your financial statements to mark the applicable items "as restated," provide the disclosures required by ASC 250-10-50-7 through -10, and ensure that the restatement is appropriately discussed in your audit report. Refer to the definition of “restatement” in ASC 250-10-20. Ensure that your disclosures address all error corrections made across all amendments. For instance, we note that your response and disclosures do not appear to address the adjustments made to fiscal 2021 net cash provided by operating activities and net cash used in financing activities, which changed between amendment numbers 7 and 8 from $998,353 and ($572,640), respectively, to $1,311,254 and ($885,541), respectively.

Response: We have restated our previously issued financial statements to comply with ASC 250-10-50-7 through 10. We have carefully reviewed the disclosures to ensure all error corrections were made to properly classify depreciation, accumulated amortization and net change in right of use assets into the operating section of the statement of cash flows. The restated financial statements are indicated as “Restated” in the financial statements and accompanying notes, as applicable.

 ●
Considering your disclosures on page F-17 do not appear to accurately describe the changes made to your statements of cash flows, revise to clearly identify the revisions as error corrections and provide an accurate description of the specific errors identified. Also remove any references to the immateriality of the error corrections.

Response: We have revised disclosures on page F-17 to clearly identify the revisions as error corrections as a restatement provide an accurate description of the specific errors identified, and remove any references to the immateriality of the error corrections.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
August 1, 2022

Exhibits

3. We acknowledge the revised Exhibit 5.1 opinion filed in response to prior comment 7. Please tell us why the term "Registration Statement" in the first paragraph of the revised opinion now does not include amendments to the Registration Statement.

Response: We have had our counsel revise their legal opinion to reference that the term “Registration Statement” in the first paragraph of their opinion includes amendments to the Registration Statement.

4. We note the assumptions now on the second page of the revised Exhibit 5.1 opinion. The opinion that you file to satisfy your obligations pursuant to Item 601(b)(5) of Regulation S-K should not assume conclusions of law which are a necessary requirement of the ultimate legality opinion. Also, counsel should not assume any of the material facts underlying the opinion or any readily ascertainable facts. For example, it is unclear why the issue assumed in item (e)(iv) is appropriate. Please advise or file a revised opinion. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response: We have had our counsel revise their opinion to delete both the assumptions that are a necessary requirement of their ultimate legality opinion and any assumptions of material facts underlying their opinion or any assumptions of readily ascertainable facts.

 5. We note the statement now on the third page of the revised Exhibit 5.1 opinion that "The opinions above are subject to" items (i) and (ii). Please tell us why the opinions rendered in paragraphs 2, 4 and 6 on the second page are subject to items (i) and (ii).

Response: We have had our counsel revise their opinion to delete application of items (i) and (ii) to paragraphs 2, 4 and 6 of their opinion.

If you have any further comments or questions regarding our response, please contact Joseph M. Lucosky, Lucosky Brookman LLP at (732) 690-8515 and by email at jlucosky@lucbro.com. If you cannot reach him, please contact Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law, or the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola
Wayne Tupuola Chief Executive Officer

Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC Joseph M. Lucosky, Esq., Lucosky Brookman LLP Christopher J. Bellini, Esq., Cozen O’Connor